Exhibit 12

BellSouth Corporation

Computation Of Earnings To Fixed Charges

(Dollars In Millions)

	For the Nine Months Ended September 30,
	2004	2005
Earnings

Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$ 4,545	$ 3,435

Equity in (earnings) losses of unconsolidated affiliates	(328)	(85)

Portion of rental expense representative of interest factor	78	79

Distributed income of equity affiliates	—	—

Interest expense	646	850

Income, as adjusted	$ 4,941	$ 4,279

Fixed Charges

Interest expense	$ 646	$ 850

Interest capitalized	4	6

Portion of rental expense representative of interest factor	78	79

Fixed Charges	$ 728	$ 935

Ratio of Earnings to Fixed Charges	6.79	4.58